UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Yirendai Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G9844L107

(CUSIP Number)

Ning Tang

4/F, Building 2A, No. 6 Lang Jia Yuan

Chaoyang District, Beijing 100022

The People’s Republic of China

Telephone: +86 10 5236-2498

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

December 23, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9844L107	Page 2 of 6 Pages

1	Name of reporting persons Ning Tang
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 46,430,000 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 46,430,000 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 46,430,000 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.7%
14	Type of reporting person (see instructions) IN

CUSIP No. G9844L107	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of Yirendai Ltd., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 4/F, Building 2A, No. 6 Lang Jia Yuan, Chaoyang District, Beijing 100022, the People’s Republic of China.

Item 2. Identity and Background

This Statement is being filed by Mr. Ning Tang (the “Reporting Person”).

(a)-(c), (f) Mr. Ning Tang is a citizen of the People’s Republic of China. Mr. Tang is the executive chairman of the board of directors of the Company. Mr. Tang’s business address is 4/F, Building 2A, No. 6 Lang Jia Yuan, Chaoyang District, Beijing 100022, the People’s Republic of China.

(d), (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Mr. Ning Tang does not hold any Share of the Company directly. Mr. Tang, through a British Virgin Islands company wholly owned by him, owns 43.4% of the total outstanding shares of CreditEase Holdings (Cayman) Limited (“CreditEase”), the parent company of the Company, on an as-converted basis. On December 23, 2015, the Company completed its initial public offering (the “IPO”) of American depositary shares (“ADSs”), each representing two Shares. Upon the completion of the IPO, CreditEase remained the majority shareholder of the Company, holding 100,000,000 Shares representing approximately 85.5% of the Company’s total outstanding Shares.

A fund affiliated with Mr. Ning Tang (the “Fund”) purchased 1,500,000 ADSs offered in the IPO at the initial public offering price for a total price of US$15,000,000 and on the same terms as the other ADSs being offered in the IPO. The funds used to purchase the 1,500,000 ADSs were invested by third-party investors. Mr. Ning Tang disclaims beneficial ownership of all of the ADSs purchased by the Fund except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Although Mr. Ning Tang has no present intention to acquire securities of the Company, he intends to review his investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by him in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, Mr. Ning Tang specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), Mr. Ning Tang currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Mr. Ning Tang; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

CUSIP No. G9844L107	Page 4 of 6 Pages

Except as set forth in this Schedule 13D, Mr. Ning Tang has no present plans or proposals that relate to or would result in:

(i)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,

(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,

(iii)	A sale or transfer of a material amount of assets of the Company,

(iv)	Any change in the present board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(v)	Any material change in the present capitalization or dividend policy of the Company,

(vi)	Any other material change in the Company’s business or corporate structure,

(vii)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person,

(viii)	A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(ix)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The responses of Mr. Ning Tang to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

Upon the completion of the IPO, the Fund acquired 1,500,000 ADSs, representing 3,000,000 Shares and approximately 2.6% of the Company’s total issued and outstanding Shares.

After the purchase made by the Fund in the Company’s IPO, Mr. Ning Tang’s beneficial ownership in the Company increased to 46,430,000 Shares, representing approximately 39.7% of the total issued and outstanding Shares (including Shares that Mr. Ning Tang has the right to acquire within 60 days after December 23, 2015, if any). The 46,430,000 Shares beneficially owned by Mr. Ning Tang comprise (i) 43,430,000 Shares beneficially owned by Mr. Tang through his indirect holding of 43.4% of the total outstanding shares of CreditEase on an as-converted basis and CreditEase’s holding of 100,000,000 Shares in the Company, and (ii) 3,000,000 Shares represented by 1,500,000 ADSs owned by the Fund.

CUSIP No. G9844L107	Page 5 of 6 Pages

The percentage of Shares identified pursuant to Item 1 beneficially owned by Mr. Ning Tang is based on 117,000,000 Shares outstanding upon the completion of the IPO on December 23, 2015.

Except as disclosed in this statement, the Reporting Person does not beneficially own any Shares or have the right to acquire any Shares.

Except as disclosed in this statement, the Reporting Person does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that he may be deemed to beneficially own.

Except as disclosed in this statement, the Reporting Person does not have effected any transaction in the Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ning Tang and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. G9844L107	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

NING TANG

/s/ Ning Tang